SIN Holdings, Inc. P. O. Box 370912 Denver, Colorado 80237 (303) 763-7527

October 4, 2005
Ms. Jessica Barberich
Staff Accountant
United States Securities and Exchange Commission
100 F St. Street, NE
Washington, DC 20549

RE:	SIN Holdings, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2004 Filed March 16, 2005 File No. 000-49752

Dear Ms. Barberich:

Thank you for your letter dated September 29, 2005. I will respond to your inquiries by referencing the paragraph numbers from your letter.

1.

Our auditors did not include an explanatory paragraph regarding SIN Holdings, Inc.‘s (“SIN” or the “Company”) ability to continue as a going concern in their audit report because, although our auditors did not look at a formal contractual obligation by Desert Bloom Investments, Inc. (“Desert Bloom”) to continue funding the Company, they noted that, as a controlling shareholder, Desert Bloom had made and continued to make loans to SIN and expressed its intention to continue to do so. They further noted that the loans made to the Company by Desert Bloom were extended upon maturity and that the loans could be converted to capital if needed. Therefore they agreed with the Company’s assertion that substantial doubt about the Company’s ability to continue as a going concern did not exist and there was no need for a going concern qualification or explanatory paragraph with reference to a note with managements’ plans to mitigate the going concern.

2.

In assessing goodwill for impairment, we projected future cash flows in the form of revenues and therefore goodwill does not show impairment at this time. Our projection is supported by an evaluation of the visitor activity on our web site. The number of visitors to our web site continues to increase and it is this activity that supports the integrity of our assets and is an objective indicator that the Company has the potential to generate future revenues.

SIN Holdings, Inc. acknowledges

°	that we are responsible for the adequacy and accuracy of the disclosures in the filing,
°	that staff comments or changes to disclosure in response to staff comments to not foreclose the Commission from taking any action with respect to the filings and
°	that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

/s/ Steve Sinohui
President